Exhibit 99.1

Investment Managers

October 03, 2016

ITAÚ UNIBANCO HOLDING S.A.

Praca Alfredo Egydio de Souza Aranha, 100

Jabaquara

Torre Conceição – 9th floor

CEP 04344-902

Attn:	Marcelo Pereira Barreto
Investor Relations

Re:	Ownership of Itaú Unibanco Holding S.A. - Preferred

Dear Mr. Marcelo Pereira Barreto,

In accordance with Article 12 (§1) of CVM Instruction No. 358/02, we wish to inform you that the clients of Dodge & Cox (which clients may include investment companies and/or employee benefit plans, pension funds, endowment funds and individual clients) are the beneficial owners of 143,806,389 shares of preferred stock issued by Itaú Unibanco Holding S.A. This ownership of 143,806,389 shares of preferred stock issued by Itaú Unibanco Holding S.A. represents 4.90% of the 2,936,875,751 preferred shares outstanding as of September 30, 2016.

The required information is provided in the following table:

Name of Purchaser	Brazilian Register of Legal Entities No.
Dodge & Cox 555 California Street, 40th Floor San Francisco, CA, U.S.A.	N/A

ESTABLISHED 1930

555 California Street / 40th Floor / San Francisco, California 94104 / 415-981-1710

Investment Managers

STATEMENT OF THE PERCENTAGE OF

REGISTERED SHARES OF PREFERRED STOCK HELD

Total Preferred Shares issued by Itaú Unibanco Holding S.A.	No. of Preferred shares held as of September 30, 2016%
2,936,875,751	143,806,389	4.90%

There being no further matters to discuss, we remain at your disposal for any further information you may require.

Sincerely,

/s/ Katherine M. Primas

Katherine M. Primas

Chief Compliance Officer

ESTABLISHED 1930

555 California Street / 40th Floor / San Francisco, California 94104 / 415-981-1710